November 27, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TriUnity Business Services Ltd

Registration Statement on Form S-1

Filed October 8, 2024

File No. 333-282541

To the men and women of the SEC:

On behalf of TriUnity Business Services Ltd, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 4, 2024 addressed to Ms. Jervey Choon, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1 on October 8, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Registration Statement on Form S-1

Cover Page

1. Please revise the registration statement cover page to disclose the name, address, including zip code, and telephone number, including area code, of the company's agent for service. Please refer to Form S-1 cover page instructions.

Company Response:

We have revised the cover page accordingly.

2. The filing fee table and related disclosure required by Item 16.(c) of Form S-1 should be included in a filing fee exhibit rather than on the registration statement cover page of your filing. Please see Item 601(b)(107) of Regulation S-K.

Company Response:

The Company has removed the filing fee table from the registration statement.

3. Please revise the prospectus cover page to include the date of the prospectus. Refer to Item 501(b)(9) of Regulation S-K. In this regard, we note that you have included such date after the table of contents rather than on the prospectus cover page.

Company Response:

The Company has revised the prospectus cover page to indicate the date, and has removed the date from after the table of contents.

Prospectus Summary, page 1

4. Please revise to acknowledge in your Prospectus Summary that you have identified conditions and events that raise substantial doubt about your ability to continue as a going concern and explain these conditions and events. Please also revise to provide a risk factor discussing your ability to continue as a going concern. We note the discussion of the substantial doubt as to your ability to continue as a going concern reflected in the report of your independent registered public accountant.

Company Response:

The Company has added Going Concern language onto the Prospectus Summary page as well as in the form of a risk factor on page 5.

Risk Factors, page 4

5. Include a risk factor alerting investors that as a company with a reporting obligation under Section 15(d) of the Exchange Act, you will not be subject to the proxy rules, Section 16 of the Exchange Act and certain of the tender offer rules. Please make similar revisions to the disclosure under “Reports to Security Holders” on page 22, and specify that you will file annual, quarterly and other required Exchange Act reports.

Company Response:

The Company has added a risk factor, and the same information to Reports to Security Holders on page 22, which details this information.

6. Include a risk factor alerting investors that the company currently has one officer, director and employee for all company business and operations. Please also address the large amount due to such officer and director.

Company Response:

The Company has updated the risk factors on page 4 accordingly.

Our principal executive offices are located in Malaysia and our Company has a non-U.S. resident Officer and Director, page 5

7. We note that you disclose that there might be limits to the enforceability of civil liability provisions of U.S. federal securities laws against the company’s officers and directors, and company assets. Please more specifically revise your risk factor discussion here to disclose an investor's ability:

•	to effect service of process within the United States against any of your non-U.S. resident officers or directors;
•	to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against the company's officers and directors;
•	to enforce in a Malaysian court a U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and
•	to bring an original action in a Malaysian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Company Response:

We have revised the risk factor to more comprehensively address these risks.

We are an “emerging growth company” under the JOBS Act of 2012, page 6

8. Please revise your disclosure here and elsewhere as necessary to reflect the current revenue threshold for remaining an emerging growth company (i.e., if your revenues exceed $1.235 billion as compared to the $1 billion threshold currently disclosed). Refer to Exchange Act Rule 12b-2.

Company Response:

We have revised the disclosure from $1 billion to $1.235 billion.

Management's Discussion and Analysis, page 14

9. Please remove the references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering.

Company Response:

We have removed these references from page 14.

10. We note your risk factor concerning inflation. Please clarify your MD&A discussion as to the impact of inflation on your operations and results.

Company Response:

In the referenced risk factor regarding the potential impact of any future inflation, we mentioned that as the company is in its development stages, the impact of inflationary pressures on our operations has been negligible. Hence, the impact of inflation on the Company operations and results has not been included in the MD&A discussion.

Global Human Resource Outsourcing Services Market Size, page 15

11. The reference to "billions" in the first paragraph appears incorrect based upon the following chart. Please revise as applicable.

Company Response:

Respectfully, the Company believes that the reference to billions is accurate, as the chart indicates amounts that are in the thousands of millions.

Description of Business, page 16

12. Please note that the disclosure regarding the company's current business and operations should accurately describe the current company rather than aspirational business activities. Please revise to provide a more detailed summary of the company's current business and operations to include the steps you have taken to date to become an operating company. Please revise to clarify, if true, that the company has provided limited accounting, bookkeeping, human resources and administrative support services to date. To the extent that you discuss future business plans here, such as the company's intentions to provide payroll management, document management, expense management or training services, the discussions should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, the associated costs, and any obstacles involved before the company can commence the planned operations. Lastly, to the extent the company has not provided any services to date (i.e. payroll management or document management), please revise to clarify that fact.

Company Response:

The Company has updated the description of business on page 16 accordingly. Additionally, our Form S-1 reflects the services we are currently providing to our clients, which include accounting and bookkeeping services, as well as payroll management and administration. These are not future business plans, but rather established services that have already generated revenue for our Company.

Marketing Strategy, page 17

13. We note your reference to your website. Please revise your disclosure to make clear that your website, does not appear to be meaningfully functional. In this regard, please disclose the timeline and costs for when the website will be functional.

Company Response:

The Company has updated the website and it is now meaningfully functional by showcasing our services.

Use of Proceeds, page 18

14. You state that as of July 31, 2024, your sole officer and director Ms. Jervey Choon advanced the company a total of $28,949. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, where applicable, please revise to discuss the material terms of the loan and file related agreements as exhibits to the registration statement. Refer to Instruction 4 of Item 504 of Regulation S-K and Item 601(b)(10) of Regulation S-K.

Company Response:

The Company does not intend to use a portion of the net proceeds to repay the loans to our sole officer and director, Ms. Jervey Choon.

Exhibits to Registration Statement, page 28

15. Please file as an exhibit a specimen stock certificate and any other instruments defining the rights of shareholders. Refer to Item 601(b)(4) of Regulation S-K.

Company Response:

The Company does not retain such a stock specimen at this time.

Exhibits to Registration Statement

Consent of Independent Accounting Firm, page 28

16. The report date listed in your auditor consent does not agree with the report date of the audit opinion included in your financial statements. Please have your auditor revise accordingly.

Company Response:

The auditor has revised the report date accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

17. Please have your auditors revise their report to state, if true, the procedures and opinion are for the period from April 30, 2024 (date of inception) to July 31, 2024 regarding all financial statements other than the balance sheet.

Company Response:

The auditor has revised the audit report accordingly.

General

18. We note that this registration statement is substantially similar to registration statements filed by Rocky Mountains Group Ltd. (i.e. a Form S-1; File No. 333- 281852) and Keemo Fashion Group Limited (i.e. a Form S-1; File No. 333-267967). In this regard, we note that each of the filings uses a similar prospectus presentation and formatting, offers a similar number of shares (i.e. 8,000,000) at the same offering price of $0.015 per share, and contains similar risk factors, description of securities, use of proceeds, plan of distribution, etc. Additionally, we note that each company retained the same auditor, i.e. JP Centurion & Partners PLT based out of Kuala Lumpur, Malaysia. Please advise regarding the substantially similar registration statements.

Company Response:

The Company has no affiliation or relationship with Rocky Mountains Group Limited, the management of Rocky Mountains Group Limited, Keemo Fashion Group Limited, and the management of Keemo Fashion Group Limited. JP Centurion & Partners PLT has been appointed as the auditor because both the auditor and the Company's main operations are based in Kuala Lumpur, Malaysia. The Company believes that having an auditor located in the same country enhances operational efficiency. The Company referred to the presentation and formatting of registration statements filed by other issuers who had used the same auditor when preparing the Company's registration statement. Hence, the presentation and formatting might be similar to the other’s registration statements.

19. We note that the attorney who has provided your legal opinion has disclaimed that he prepared the registration statement. In this regard, Section 11 of the Securities Act of 1933 provides that any expert who helped prepare the registration statement, e.g. accountants or lawyers, may be liable for any misrepresentation or omission of material information in the registration statement. Please advise regarding the person, attorney or service provider who prepared (or assisted in the preparation of) the registration statement.

Company Response:

The registration statement was prepared solely by the Company’s CEO, Ms. Jervey Choon.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 27, 2024

/s/ Jervey Choon

Jervey Choon

Chief Executive Officer